Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

February 1, 2019

Item 3
News Release

February 5, 2019
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

Digatrade Financial Corp (the “Company”) executes Letter of Intent “LOI” with Securter.com

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

DIGATRADE ENTERS INTO LETTER OF INTENT
TO DEVELOP MORE SECURE FINTECH

Vancouver, British Columbia / ACCESSWIRE / February 5, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has entered into a Letter of Intent (“LOI”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. The purpose is to reduce financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. The LOI sets out that the new technology will be launched and commercialized through a Digatrade subsidiary.

Securter’s improved online payment processing protocol simultaneously improves the privacy and financial security of all “card not present” (CNP) credit card transactions processed by the Securter protocol. Card-not-present transactions represent a large and rapidly growing proportion of all global credit card payments due to the enormous consumer convenience CNP provides. The Securter protocol reduces mounting CNP losses being experienced by fintech stakeholders internationally due to widespread fraudulent CNP transactions, and data theft.

Upon execution of an intended Definitive Agreement, Digatrade will establish a new subsidiary company. All assets and intellectual property, including patent rights of the existing Securter Inc., will be transferred and held by the new subsidiary, thereafter.

Under the terms of the agreement with Securter Inc, Digatrade will fund the new Securter subsidiary by providing up to US $3 Million in operational funding. The subsidiary will use these proceeds to make the technology market-ready and then to launch it through fintech alliances, such as with payment service providers, amongst others. Extensive research and consultation with the industry has revealed that the fintech community acknowledges the need for the benefits that Securter technology delivers and is actively looking for solutions for the serious problem that CNP fraud presents to all stakeholders.

   ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The Company is owned and operated 100% by Digatrade Financial Corp., located in Vancouver, British Columbia, which is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

February 5, 2019